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                                                                    Exhibit 99.1


[WOLFDEN RESOURCES INC. LOGO]                     [CAMPBELL RESOURCES INC. LOGO]

                                  PRESS RELEASE
                              For Immediate release

                   WOLFDEN OPTIONS BACHELOR LAKE GOLD PROJECT

JUNE 18, 2003 WOLFDEN RESOURCES INC. (TSX VENTURE EXCHANGE: YWO) ("Wolfden") and CAMPBELL RESOURCES INC. (TSX: CCH; OTCBB: CBLRF) ("Campbell") are pleased to announce the signature of a letter of intent whereby Wolfden will be granted the option to acquire a 50% interest in the Bachelor Lake Property, owned by Campbell's subsidiary GeoNova Explorations Inc. located of Quebec.

The agreement provides for Wolfden to acquire its 50% interest in the Bachelor Lake project by funding $3,000,000 in exploration over three years, including $1,500,000 the first year, and by issuing 50,000 common shares of Wolfden or paying $100,000 on the first and second anniversaries. The transaction is subject to due diligence, final documentation and the approvals of regulatory authorities and the boards of directors of Campbell and Wolfden.

The Bachelor Lake property, which is located in Lesueur Township of the Abitibi region, approximately 135 kilometres southwest of Chibougamau, Quebec, comprises of 50 mining claims and two mining concessions covering a total area of 1,840 hectares. The Bachelor Lake deposit is estimated to contain an undiluted measured mineral resource of 204,454 tons grading 0.257 oz Au/ton and an indicated mineral resource of 216,685 tons grading 0.315 oz Au/ton in three zones (Main, B and A). It also contains an undiluted inferred mineral resource of 256,285 tons grading 0.304 oz Au/ton. Mineral resource estimations were previously disclosed in a March 28, 2001 Press Release and Joint Management Information Circular of May 10, 2001.

From 1982 to 1989, mining operations were carried out by a previous owner, during which time approximately 958,360 tons at an average grade of 0.15 oz/ton were mined. The Bachelor Lake mine site includes an office, a shop, a dry, a compressor room, a headframe, and a 500 ton per day mill with a cyanidation plant and crushing plant.

Granting this option on the Bachelor Lake Property to Wolfden will enable Campbell to concentrate its efforts on the Joe Mann Mine and Copper Rand Project while ensuring that work is carried out on its other properties in the region. This transaction provides Wolfden with the opportunity to earn an interest in a formerly producing gold property with identified mineral resources.

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                         FOR MORE INFORMATION, CONTACT:

WOLFDEN RESOURCES INC.                  CAMPBELL RESOURCES INC.

Ewan S. Downie,                         Andre Fortier,
President and Chief Executive Officer   President and Chief Executive Officer
Telephone: (807) 346-1668               Alain Blais, VP, Geology and Development
Email: wolfden@baynet.net               Telephone: (514) 875-9033/(514) 875-9037
Website: www.wolfdenresources.com       Email: afortier@campbellresources.com
                                        Website: www.ressourcescampbell.com

                     RENMARK FINANCIAL COMMUNICATIONS INC.

                     Henri Perron: hperron@renmarkfinancial.com
                     John Boidman: jboidman@renmarkfinancial.com
                     Media : Dominic Sicotte : dsicotte@renmarkfinancial.com
                     Tel:  514-939-3989
                     Fax:  514-939-3717
                     www.renmarkfinancial.com




THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE.

Forward-Looking Statements

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.